UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding convening 2021 annual results conference call for global investors of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on March 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: March 17, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement on Convening

2021 Annual Results Conference Call for Global Investors

I.	Theme of the Conference Call

Huaneng Power International, Inc. (the “Company”) has scheduled to disclose its 2021 annual results in the evening of 22 March 2022. In order to facilitate the investors to understand its operating results and financial position in 2021 more comprehensively, the Company has decided to conduct a conference call with respect to its 2021 annual results for global investors at Beijing Time 16:00 – 17:30 on 23 March 2022 (the “Conference Call”). The Company will focus on its operating results and financial indicators in 2021 during the communication and discussion with the investors on the call. The Company will answer questions that are of the investors’ common concern, subject to and to the extent as permitted by the applicable regulatory restrictions on disclosure.

II.	Date and time of the Conference Call

23 March 2022 (Wednesday) at 16:00 – 17:30 (Beijing Time)

III.	Participants of the Company

The participants of the Company on the Conference Call shall include Mr. Zhao Keyu (Chairman), Mr. Zhao Ping (President), Mr. Huang Lixin (Chief Accountant), Mr. Huang Chaoquan (Vice President and Secretary to the Board), Mr. Fu Qiyang (Chief Economist), Mr. Xu Jianping (Supervisor) and the heads of relevant departments and offices.

IV.	Participation of investors

(i)	The Conference Call is coordinated by the Company’s financial public relations company, Wonderful Sky Financial Group Limited (“Wonderful Sky”). Investors who wish to attend the Conference Call are advised to complete and send the reply slip to Wonderful Sky’s email, hpi.invite@wsfg.hk, before Beijing Time 9 a.m. on 21 March 2022 (Monday). The Company will provide the dial-in number for the Conference Call after receiving the reply slip. Please see the attachment of this announcement for the rely receipt.

(ii)	Investors can send questions and concerns to hpi.invite@wsfg.hk before Beijing Time 9 a.m. on 21 March 2022 (Monday), and the Company will answer questions of common concern to investors on the Conference Call.

V.	Contacts and consulting methods

Contacts:	Li Yuping (Wonderful Sky Hong Kong), Qian Yuqing (Wonderful Sky Mainland China)

Phone:	852-3970 2239 (Wonderful Sky Hong Kong), 86- 15910520174 (Wonderful Sky Mainland China)

Email:	hpi.invite@wsfg.hk

VI.	Other matters

After the Conference Call, relevant audio materials will be available on the websites of the Company (www.hpi.com.cn), and investors can visit our websites to access the materials.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

16 March 2022

Attachment: Reply Slip of Huaneng Power International, Inc.

2021 Annual Results Conference Call for Global Investors

Reply Slip

Please complete the reply slip and reply it to us in the following ways before Beijing Time 9 a.m. 21 March 2022 (Monday)

Name:

Title:

Institution Name:
(For non- institutional investor, please specify as “individual investor”)

Telephone:

Email:

The questions you would like the Company to answer in the Conference Call:

1、

2、

3、

(Please tick ☒ in the following options as appropriate)

☐	Yes, I will attend the Conference Call on 23 March 2022 (Wednesday).

☐	No, I will not attend the Conference Call.

☐	There will be a colleague______________attending the Conference Call on my behalf.